Exhibit 99.3

Consolidated Financial Statements
(In US dollars)

FOUR SEASONS HOTELS INC.

Years ended December 31, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Four Seasons Hotels Inc. as at and for the years ended December 31, 2006 and 2005 were prepared by management, which is responsible for the integrity and fairness of the information presented, including the selection of appropriate accounting principles and the determination of certain amounts in these statements that are based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles. Management has also prepared the related Reconciliation to United States Generally Accepted Accounting Principles and the financial information presented throughout our Management’s Discussion and Analysis for the year ended December 31, 2006 and has ensured that it is consistent with the Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the Consolidated Financial Statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct, conflict of interest rules and accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by an internal audit department. Even an effective system of internal controls, no matter how well designed, has inherent limitations. Management has assessed the effectiveness as at December 31, 2006 of disclosure controls and procedures and internal control over financial reporting and has reported its conclusions in our Management's Discussion and Analysis.

The Board of Directors is responsible for overseeing management in performance of its responsibilities for financial reporting and is ultimately responsible for approving the Consolidated Financial Statements and the Management's Discussion and Analysis. The Board carries out this responsibility principally through its Audit Committee, which is comprised entirely of independent directors. As part of its mandate, the Audit Committee meets with the independent auditors and the internal auditors (who both have direct access to the Audit Committee, independent of management) and with management. The Audit Committee reviews the Consolidated Financial Statements and the Management's Discussion and Analysis and recommends them to the Board for approval.

The Consolidated Financial Statements have been audited by KPMG LLP, the independent auditors recommended by the Audit Committee and appointed by the shareholders, in accordance with Canadian generally accepted accounting standards, and their report follows. KPMG LLP has, and has had, full and free access to the Audit Committee to discuss audit, financial reporting and related matters.

/s/ Isadore Sharp	/s/ John M. Davison
Chairman and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 9, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

March 9, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Four Seasons Hotels Inc.

We have audited management's assessment, included in Management’s Annual Report on Internal Control over Financial Reporting, that Four Seasons Hotels Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December  31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

March 9, 2007

FOUR SEASONS HOTELS INC.
Consolidated Statements of Operations

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

	2006	2005
Revenues:
Hotel management fees	$123,866	$100,841
Other fees	17,521	14,048
Hotel ownership revenues	33,374	65,475
Reimbursed costs	78,664	67,974
	253,425	248,338

Expenses:
General and administrative expenses	(62,428)	(58,148)
Hotel ownership cost of sales and expenses	(32,212)	(66,086)
Reimbursed costs	(78,664)	(67,974)
	(173,304)	(192,208)

Operating earnings before other items	80,121	56,130

Depreciation and amortization	(14,598)	(11,187)
Other expenses, net (note 12)	(3,811)	(89,208)
Interest income	22,405	16,746
Interest expense (note 10(e))	(14,910)	(11,545)

Earnings (loss) before income taxes	69,207	(39,064)

Income tax recovery (expense) (note 8):
Current	(13,415)	(1,912)
Future	(5,505)	12,753
	(18,920)	10,841

Net earnings (loss)	$50,287	$(28,223)

Basic earnings (loss) per share (note 11(d))	$1.36	$(0.77)

Diluted earnings (loss) per share (note 11(d))	$1.33	$(0.77)

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Balance Sheets

December 31, 2006 and 2005
(In thousands of US dollars)

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$358,949	$242,178
Receivables (note 2)	67,397	69,690
Inventory	6,096	7,326
Prepaid expenses	3,346	2,950
	435,788	322,144

Long-term receivables (note 3)	153,224	175,374

Investments in hotel partnerships and corporations (note 4)	65,552	99,928

Fixed assets (note 5)	81,490	64,850

Investment in management contracts (note 6)	187,861	164,932

Investment in trademarks (note 7)	4,224	4,210

Future income tax assets (note 8)	9,099	14,439

Other assets	54,729	34,324

	$991,967	$880,201

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$74,307	$54,797
Long-term obligations due within one year (note 10)	2,350	4,853
	76,657	59,650

Long-term obligations (note 10)	266,835	273,825

Shareholders' equity (note 11):
Capital stock	287,576	250,430
Convertible notes (note 10(a))	36,920	36,920
Contributed surplus	11,881	10,861
Retained earnings	207,600	160,741
Equity adjustment from foreign currency translation	104,498	87,774
	648,475	546,726

Commitments and contingencies (note 14)
Subsequent event (note 17)

	$991,967	$880,201

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Isadore Sharp	Director

/s/ Ronald W. Osborne	Director

FOUR SEASONS HOTELS INC.
Consolidated Statements of Retained Earnings

Years ended December 31, 2006 and 2005
(In thousands of US dollars)

	2006	2005
Retained earnings, beginning of year	$160,741	$192,129

Net earnings (loss)	50,287	(28,223)

Dividends declared	(3,428)	(3,165)

Retained earnings, end of year	$207,600	$160,741

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005
(In thousands of US dollars)

	2006	2005
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$50,287	$(28,223)
Items not affecting cash:
Stock-based compensation expense	5,255	2,333
Depreciation and amortization	14,598	11,187
Foreign exchange loss (gain)	(1,343)	24,632
Gain on disposition of assets	(620)	(3,175)
Loss on retirement benefit plan transition	-	35,467
Provision for loss	3,074	32,284
Future income tax expense (recovery)	5,505	(12,753)
Other	1,291	4,969
Amount paid relating to partial termination of currency and interest rate swap (note 10(c))	(21,000)	-
Amount paid relating to retirement benefit plan transition (note 14(b))	-	(36,029)
Changes in non-cash working capital	20,925	(4,215)
Cash provided by operating activities	77,972	26,477

Investing activities:
Advances of long-term receivables	(25,568)	(44,865)
Receipt of long-term receivables	65,336	34,561
Investments in hotel partnerships and corporations	(190)	(8,732)
Disposal of hotel partnerships and corporations	16,580	24,607
Purchase of fixed assets	(22,182)	(18,706)
Investments in trademarks and management contracts	(17,506)	10,473
Other assets	(9,883)	(7,614)
Cash provided by (used in) investing activities	6,587	(10,276)

Financing activities:
Long-term obligations, including current portion:
Issued	-	39
Repaid	(3,099)	-
Issuance of shares (note 11(a))	36,305	7,046
Dividends paid	(3,378)	(3,142)
Cash provided by financing activities	29,828	3,943

Increase in cash and cash equivalents	114,387	20,144

Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	2,384	(4,343)

Cash and cash equivalents, beginning of year	242,178	226,377

Cash and cash equivalents, end of year	$358,949	$242,178

Supplementary information:
Interest received	$21,186	$18,576
Interest paid	(6,172)	(5,056)
Income taxes paid, net	(979)	(6,376)

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

Four Seasons Hotels Inc. ("FSHI") is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts and branded residential projects throughout the world. In these consolidated financial statements, FSHI and its subsidiaries are collectively referred to as the "Corporation".

At December 31, 2006, the Corporation managed 73 properties and had various projects under construction or development, of which the Corporation had an equity interest in 10 properties under management and one project under construction.

1.    Significant accounting policies:

The Corporation's accounting policies and its standards of financial disclosure comply with Canadian generally accepted accounting principles.

The significant accounting policies are summarized below:

    (a)    Reporting currency:

The Corporation has historically prepared its consolidated financial statements in Canadian dollars ("C$"). Effective January 1, 2005, the Corporation adopted US dollars as its reporting currency. There were no changes in the functional currency of FSHI, which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

    (b)    Principles of consolidation:

The Corporation consolidates all of its wholly-owned subsidiaries, including its primary operating subsidiaries - Four Seasons Hotels Limited ("FSHL"), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interest in Four Seasons Hotel Vancouver and, until the disposition of the lease on June 30, 2005, the Corporation also consolidated its 100% leasehold interest in The Pierre in New York.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

    (c)    Translation of foreign currencies and derivative financial instruments:

Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings (loss).

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i) Assets and liabilities at rates of exchange on the balance sheet date; and

(ii) Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders' equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders' equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation's interest in the foreign operation, or a reduction in the shareholders' equity of the foreign operation as a result of dividend distributions or other capital transactions.

The exchange gains and losses resulting from translating the Corporation's financial statements in Canadian dollars to US dollars are included in a separate component of shareholders' equity (note 1(a)).

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures and its interest rate risk, when it is deemed appropriate. The Corporation does not use derivative financial instruments for trading or speculative purposes.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Corporation enters into currency and interest rate swap agreements in order to reduce the variability to changes in the fair value of its long-term obligations attributable to interest rate and exchange rate risks, when it is deemed appropriate. These swap agreements require the periodic exchange of payments and the exchange of the notional principal amount on which the payments are based at the maturity of the agreement. If all the conditions for applying hedge accounting are met, the Corporation designates its currency and interest rate swaps as hedges of the underlying long-term obligation. Interest expense on the long-term obligation is adjusted to include amounts payable or receivable under the swap agreements. Foreign exchange translation gains and losses on the notional principal amount of the swap are accrued under "Long-term obligations" on the balance sheet and recognized in "Other expenses, net", offsetting the respective translation losses and gains recognized on the long-term obligation.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Derivative financial instruments that are not designated as hedges are marked-to-market on a monthly basis with the resulting changes in fair values being recognized in “Other expenses, net”.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

       (d)    Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Estimates are used when accounting for items such as asset impairment assessments, income taxes, employee future benefits and contingencies.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations and (iii) management contracts.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, terrorism, competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenue (which is the factor on which the Corporation's base management and royalty fee revenues are normally based) and profits (which is the factor on which the Corporation's incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

  (e)    Cash and cash equivalents:

The Corporation's investments in cash and cash equivalents are highly liquid, with original maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

  (f)      Impairment of long-term receivables:

The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables, the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

  (g)    Investments in hotel partnerships and corporations:

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method when the percentage ownership and structure does not give the Corporation significant influence over these investments. Investments in hotel partnerships and corporations, which are not controlled but over which the Corporation has significant influence, are accounted for by the equity method.

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

     (h)    Capital assets:

Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as "Investment in management contracts".

The cost of trademarks includes the cost of registering the "Four Seasons" trademarks throughout the world.

          (i)     Depreciation and amortization:

Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 15 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the terms of the contracts.

             (ii)    Impairment:

The recoverability of the unamortized cost of capital assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future operations. The Corporation bases these evaluations upon the projected future cash flows on an undiscounted basis. If the undiscounted future cash flows are insufficient to recover the remaining net book value, then an impairment charge is recognized equal to the amount by which the net book value exceeds the fair value of the asset.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

  (i)   Deferred charges:

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects, which in management's judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to "Investment in management contracts". If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis, generally over a 10-year period, commencing when the property is opened.

   (j)    Accounting for asset retirement obligations:

The Corporation records the fair value of an asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Corporation also records a corresponding asset that is depreciated or amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

   (k)    Revenue recognition:

The total revenues of the Corporation include revenues earned from hotels, resorts and branded residential projects under long-term management contracts, revenues earned for the use of its brand name in connection with certain residential projects, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

Hotel management fees include base fees typically equal to a percentage of the gross operating revenues of the managed hotels and resorts and incentive fees based on certain operating results of the managed hotels and resorts.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

Other fees include fees earned relating to the design, construction and fitting out specifications of properties during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation's centralized purchasing system. It also includes royalty fees earned by the Corporation for the use of its brand name in connection with certain residential projects, which are generally based on a percentage of the sale proceeds of the residences sold. In addition, the Corporation also manages branded and serviced residential projects pursuant to management contracts under which it oversees the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.

The Corporation provides various other services, including central reservation services, worldwide sales offices and marketing programs to managed properties, and receives various charges calculated in accordance with the management contracts. The central reservation service charges, corporate sales and marketing charges and corporate advertising charges enable the Corporation to recover substantially all of the costs of providing these services. These charges are included in reimbursed costs.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation's management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property's profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

The Corporation evaluates at the inception of a contract all deliverables to determine whether they represent separate units of accounting. If they do, the consideration to be received by the Corporation under the contract is allocated among the separate units of accounting based on their relative fair values or, where fair values for all deliverables are unavailable, based on the fair value of the undelivered item.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

Hotel ownership revenues include revenues generated by the Corporation’s consolidated leasehold hotel operations, which are recognized at the time of the sale or rendering of services by the hotel. It also includes revenues recognized by the Corporation from other hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

    (l)    Stock-based compensation and other stock-based payments:

Employee stock options granted or modified on or after January 1, 2003 are accounted for using the fair value-based method. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option's vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock. Stock options granted prior to January 1, 2003 are accounted for using the settlement method.

Share appreciation rights (“SARs”) granted pursuant to phantom equity agreements are settled in cash. The total compensation cost of these SARs is measured based on the amount by which the quoted market price of Limited Voting Shares (“LVS”) of FSHI exceeds the grant prices. Changes in the market price of LVS between the grant date and measurement date result in changes to the total compensation cost. Total compensation cost is amortized over the rights’ vesting period and accrued as compensation expense. SARs vest over a maximum period of five years and can be exercised over a maximum period of 10 years. The compensation expense accrued for a right that is forfeited is adjusted by decreasing the compensation expense in the period of forfeiture.

       (m)    Income taxes:

The Corporation uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.    Significant accounting policies (continued):

           (n)       Changes in accounting policies:

          (i)     Non-monetary transactions:

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3831, “Non-Monetary Transactions”, which introduces new requirements for non-monetary transactions initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transactions initiated on or after January 1, 2006, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2006.

          (ii)    Financial instruments:

In January 2005, the CICA issued three new accounting standards related to financial instruments: Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”. These new standards are effective for fiscal years beginning on or after October 1, 2006. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, and also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes, by specifying how hedge accounting is applied and the required disclosures. It also defines a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation and provides guidance on how to account for each. In addition, it requires that any ineffectiveness in a hedging relationship be recorded immediately in income. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, which may include the impact of certain financial instruments, that otherwise would not be immediately recorded in income, in a statement of comprehensive income with the same prominence as other statements that constitute a complete set of financial statements. The Corporation is still assessing the implications of these new standards and has not yet determined the impact of the implementation of these standards on its 2007 consolidated financial statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

1.         Significant accounting policies (continued):

          (iii)     Stock-based compensation:

In July 2006, the Emerging Issues Committee of the CICA issued Abstract EIC-162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date”, which requires compensation cost to be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of EIC-162, on a retroactive basis from January 1, 2006, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2006.

            (o)         Comparative figures:

                    Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2006.

2.        Receivables:

	2006	2005
Trade accounts of consolidated hotel	$1,389	$1,526
Receivables from hotel partnerships, affiliates and managed hotels	58,125	52,684
Taxes receivable	1,733	6,647
Other	6,150	8,833

	$67,397	$69,690

Receivables at December 31, 2006 are recorded net of an allowance for doubtful accounts of $3,186 (2005 - $2,792). The net bad debt expense for the year ended December 31, 2006 was $237 (2005 - $18).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

3.        Long-term receivables:

	2006	2005
Secured cash flow bond, interest at 10% (2005 - £9.7 million) (a)	$-	$16,640
Secured loans:
Secured by bank guarantee:
Non-interest bearing, due 2008, AUS$38.1 million	30,048	-
Secured by shares:
Interest at 5.625%, compounded annually, repayable over the period to 2010	6,758	6,399
Interest at 10% (2005 - £12.2 million) (b)	-	20,994
Interest at 7.5%, compounded annually (2005 - AUS$26.6 million)	-	19,409
Secured by property:
Interest at LIBOR plus 1.85%, repayable over the period to 2015, £11.4 million (2005 - £10.3 million)	22,402	17,736
Interest at LIBOR plus 2.0%, repayable over the period to 2012 (c)	19,374	16,676
Interest at LIBOR plus 4.5%, due 2009	10,014	-
Interest at SIBOR plus 1.5%, compounded annually, repayable over the period to 2011	10,000	-
Interest at LIBOR plus 2.0%, repayable over the period to 2016, C$9.3 million (2005 - C$7.4 million) (c)	7,980	6,346
Interest at 7%, compounded annually, repayable over the period to 2012	7,463	8,865
Interest at 8%, compounded annually, repayable over the period to 2025	6,967	6,967
Interest at LIBOR plus 4%, repayable over the period to 2024	6,291	5,000
Interest at LIBOR plus 1.25%, compounded monthly (d)	5,000	5,000
Interest at 5%	-	5,235
Due from officers and employees, non-interest bearing mortgages, C$15.4 million (2005 - C$15.4 million)	13,240	13,211
Unsecured loans related to managed hotels:
Interest at Euribor plus 2%, due 2021, €5.8 million (2005 - €6.0 million)	7,683	7,161
Interest at 6%, due 2009, €4.3 million (2005 - €3.9 million)	5,689	4,662
Interest at 9%, compounded annually, repayable over the period to 2015	2,890	3,140
Interest at 10.5%, compounded monthly (2005 - AUS$9.9 million)	-	7,249
Interest at 7.5%, compounded annually (2005 - AUS$6.8 million)	-	4,995
Interest at 7%	-	2,698
Non-interest bearing	8,451	20,093
	170,250	198,476

Less allowance for doubtful long-term receivables (e)	(17,026)	(23,102)

	$153,224	$175,374

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

3.        Long-term receivables (continued):

    (a)    Principal and interest on the bond were payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond was due from an affiliate of Kingdom Investments Inc., which is a shareholder of FSHI, and was secured by the affiliate's investment in the hotel. The principal and interest on the bond were fully repaid in December 2006.

         (b)    Principal and interest on the loan were payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (a). The loan was due from an affiliate of Kingdom Investments Inc. and was secured by the affiliate's additional indirect interest in the hotel. The principal and interest on the loan were fully repaid in December 2006.

         (c)    The loans are due from affiliates of Kingdom Investments Inc.

         (d)    As at December 31, 2006 and 2005, the Corporation had fully provided for its $5,000 loan relating to Four Seasons Hotel Caracas, which is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of $1,887. The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the $5,000 loan. Formal notice of default was given to the owner. The dispute was referred to arbitration and the arbitration tribunal declared that the owner had failed to perform all of its obligations under the Corporation's management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow the Corporation to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately $8,000, plus arbitration fees and expenses of approximately $240. The owner has challenged the enforcement of the decision from the arbitration tribunal. The Corporation has not recorded any receivables arising from the decision as at December 31, 2006 and 2005.

In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer "hacking" and unlawful and unauthorized use of the Corporation's proprietary information, and ordered that the owner pay to the Corporation damages totalling approximately $4,900, plus legal costs and expenses of approximately $1,400. On appeal by the owner, the judgement was reduced to $1,400, plus legal costs and expenses. The Corporation has not recorded any receivable arising from the judgment as at December 31, 2006 and 2005.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

3.    Long-term receivables (continued):

In addition, the owner of the hotel received judgment against Four Seasons Caracas, C.A., a wholly-owned Venezuelan subsidiary of FSHL, in the amount of $1,300 from the Venezuelan Tenth Court of First Instance for alleged breaches of the management agreement. The judgement was affirmed by the Sixth Superior Court, but then remanded by the Venezuelan Supreme Court back to the Superior Court for reconsideration. The Superior Court has not yet conducted its reconsideration of the appeal of the judgment.

 (e)    Changes in the allowance for doubtful long-term receivables consist of:

	2006	2005
Balance, beginning of year	$(23,102)	$(13,239)
Additional provisions	(1,748)	(8,829)
Settlement of long-term receivables	7,950	-
Transfer from receivables	-	(1,364)
Conversion to investment	1,600	-
Foreign exchange gain (loss)	(1,726)	330

Balance, end of year	$(17,026)	$(23,102)

4.    Investments in hotel partnerships and corporations:

	2006	2005
Operating properties (notes 12(a) and 12(b))	$63,634	$91,020
Properties under construction or development	1,918	8,908

	$65,552	$99,928

In February 2006, the Corporation exchanged its equity interest in a property under its management for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

5.    Fixed assets:

			2006			2005
	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Land	$23,765	$-	$23,765	$23,322	$-	$23,322
Buildings	42,226	(3,112)	39,114	8,362	(3,292)	5,070
Building under construction	-	-	-	18,703	-	18,703
Furniture, fixtures and equipment	28,350	(12,743)	15,607	24,875	(11,008)	13,867
Leasehold interests and improvements	8,696	(5,692)	3,004	8,618	(4,730)	3,888

	$103,037	$(21,547)	$81,490	$83,880	$(19,030)	$64,850

      Depreciation and amortization expense for fixed assets was $4,214 (2005 - $4,526).

6.      Investment in management contracts:

	2006	2005
Management contracts (notes 4, 12(a) and 12(b))	$244,117	$212,187
Less accumulated amortization (notes 12(a) and 12(b))	(56,256)	(47,255)

	$187,861	$164,932

      Amortization expense for management contracts was $9,965 (2005 - $6,139).

7.     Investment in trademarks:

	2006	2005
Trademarks	$10,486	$10,067
Less accumulated amortization	(6,262)	(5,857)

	$4,224	$4,210

      Amortization expense for trademarks was $403 (2005 - $527).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

8.     Income taxes:

      The sources of earnings (loss) before income taxes comprise the following:

	2006	2005
Canada	$4,405	$(72,169)
Foreign	64,802	33,105

	$69,207	$(39,064)

      The recovery of (provision for) income taxes is as follows:

	2006	2005
Current:
Federal	$(2,802)	$739
Provincial	(1,144)	1,192
Foreign	(9,469)	(3,843)
	(13,415)	(1,912)

Future:
Federal	(4,080)	8,466
Provincial	(1,666)	3,631
Foreign	241	656
	(5,505)	12,753

	$(18,920)	$10,841

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

8.    Income taxes (continued):

       Income tax recovery (expense) varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings (loss) before income taxes as follows:

	2006	2005
Earnings (loss) before income taxes	$69,207	$(39,064)
Items not deductible (not subject to taxes)	15,167	(786)

Earnings (loss) subject to taxes	$84,374	$(39,850)

Statutory Canadian federal and provincial tax rate	34.73%	34.66%

Expected income tax recovery (expense)	$(29,303)	$13,812
Reduction in tax due to lower foreign tax rates	16,590	6,421
Increase in valuation allowance	(4,398)	(7,711)
Other	(1,809)	(1,681)

Income tax recovery (expense)	$(18,920)	$10,841

The valuation allowance for the year ended December 31, 2006 was $13,640 (2005 - $10,525), which results from potential limitations on the use of capital and non-capital tax losses in Canada and certain foreign jurisdictions. In order to fully realize the future income tax assets, net of the valuation allowance, of $23,676, the Corporation will need to generate future taxable income of approximately $68,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

8.    Income taxes (continued):

Future income taxes arise from temporary differences in the basis of the Corporation's assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

	2006	2005
Future income tax assets:
Investments in hotel partnerships and corporations	$10,912	$10,753
Tax losses carried forward and other assets	22,173	16,271
Long-term receivables	3,311	5,270
Investment in trademarks	808	969
Fixed assets	112	-
Current assets	-	10
Long-term obligations	-	1,061
	37,316	34,334
Valuation allowance	(13,640)	(10,525)
Total gross future income tax assets	23,676	23,809

Future income tax liabilities:
Investment in management contracts	(11,644)	(8,063)
Fixed assets	-	(1,192)
Current assets	(344)	-
Long-term obligations	(1,805)	-
Accounts payable and accrued liabilities	(784)	(115)
Total gross future income tax liabilities	(14,577)	(9,370)

Future income tax assets	$9,099	$14,439

At December 31, 2006, the Corporation had accumulated net operating losses carried forward of approximately $56,500 (2005 - $43,013) for tax purposes, which expire as follows:

2014	$13,491
2015	34,937
2026	8,072

$56,500

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

8.    Income taxes (continued):

In 2006 and 2005, the Corporation made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were approximately $240,000 as at December 31, 2006 (2005 - $176,000), because the Corporation did not intend to repatriate these earnings in the foreseeable future. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

9.    Accounts payable and accrued liabilities:

	2006	2005
Trade accounts payable	$13,430	$9,309
Payroll and employee benefits (a)	25,958	20,234
Taxes payable	7,749	4,476
Accrued sales, marketing and advertising liabilities	6,370	4,030
Professional fees	5,599	1,506
Dividends payable	1,677	1,640
Other accrued liabilities	13,524	13,602

	$74,307	$54,797

      (a)    As at December 31, 2006, payroll and employee benefits include compensation expense accrued of $2,950 (2005 - nil) relating to SARs granted pursuant to phantom equity agreements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

10.   Long-term obligations:

	2006	2005
Convertible notes (a)	$229,436	$222,186
Deferred gain on termination of interest rate swap C$4.9 million (2005 - C$6.9 million) (b)	4,231	5,871
Currency and interest rate swap (c)	6,757	17,410
Accrued benefit liability (note 14(b))	26,324	25,843
Other long-term obligations	2,437	7,368
	269,185	278,678

Less amounts due within one year	(2,350)	(4,853)

	$266,835	$273,825

 (a)   Convertible notes:

In June 2004, FSHI issued $250,000 principal amount of convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were $241,332. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into LVS of FSHI at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately $71.64 per LVS, subject to adjustments in certain events, in circumstances in which (i) the LVS have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the LVS into which they may be converted for a specified period, (iii) FSHI calls the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occur. In connection with a "fundamental change" on or prior to July 30, 2009, such as the implementation of a proposal to take FSHI private (note 17), on conversion holders of notes will be entitled to receive additional LVS having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. FSHI may choose to settle conversion (including any make whole premium) in LVS, cash or a combination of LVS and cash (at its option).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

10.   Long-term obligations (continued):

On or after August 4, 2009, FSHI may (at its option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require FSHI to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. FSHI will pay cash for any notes so purchased on July 30, 2009. Repurchases made by FSHI on July 30, 2014 and July 30, 2019 may be made (at its option) in cash, LVS or a combination of cash and LVS.

Upon the occurrence of certain designated events, FSHI will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, such as the implementation of a proposal to take FSHI private (note 17), FSHI also will pay a make whole premium. FSHI may choose to pay the purchase price (including any make whole premium) for notes in respect of which its offer is accepted in (at its option) cash, LVS, securities of the surviving entity (if FSHI is not the surviving corporation), or a combination of cash and shares or securities.

In accordance with Canadian generally accepted accounting principles, the notes were bifurcated in the consolidated financial statements into a debt component (representing the principal value of a bond of $211,754, which was estimated based on the present value of a $250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were allocated $211,754 to long-term obligations and $36,920 to shareholders' equity. The offering expenses and underwriters' commission of $7,019 relating to the debt component were recorded in "Other assets". The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

 (b)   Interest rate swap:

In connection with the issuance of convertible senior notes, FSHI entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of $211,754, pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904%. FSHI had designated the interest rate swap as a fair value hedge of the notes. As a result, FSHI accounted for the payments under the interest rate swap to the date of termination on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR, in arrears, plus 0.4904%.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

10.   Long-term obligations (continued):

In October 2004, FSHI terminated the interest rate swap agreement and received proceeds of $9,000. The book value of the interest rate swap at the date of termination was C$2.0 million ($1,617). The gain of C$9.3 million ($7,383) was deferred for accounting purposes and is being amortized over the period to July 30, 2009, which would have been the maturity date of the swap agreement. During 2006, C$2.0 million ($1,688) (2005 - C$1.9 million ($1,579)) of the deferred gain was amortized and recorded as a reduction of interest expense.

 (c)   Currency and interest rate swap:

In April 2005, FSHI entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian bankers' acceptance, in arrears, plus 1.1% per annum on an initial notional amount of C$269.2 million. The notional amount of the swap will increase semi-annually in conjunction with the increase in the debt component of the convertible senior notes. On July 30, 2009, FSHI had agreed to pay C$311.8 million and receive $250,000 under the swap. FSHI had designated the swap as a fair value hedge of the convertible senior notes. As a result, FSHI accounted for the payments under the interest rate swap on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month Canadian bankers' acceptance, in arrears, plus 1.1%. In addition, foreign exchange translation gains and losses on the notional amount of the swap were accrued on a monthly basis under "Long-term obligations" on the balance sheet and recognized in "Other expenses, net", offsetting the respective monthly translation losses and gains recognized on the convertible senior notes.

In December 2006, FSHI terminated 80% of the notional amount of the currency component of the swap relating to the final exchange of principal by making a payment of $21,000. The book value of the terminated portion of the swap at the date of termination was C$19.5 million ($16,980). The loss of C$4.6 million ($4,020) was deferred for accounting purposes and recorded in “Other assets”, and is being amortized over the period to July 30, 2009, which is the maturity date of the swap agreement. During 2006, $87 of the deferred loss was amortized and recorded as a foreign exchange loss.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

10.   Long-term obligations (continued):

Under the amended swap, FSHI will pay C$62.4 million and receive $50,000 on July 30, 2009. There were no other changes to the original swap, including the notional amounts relating to the exchange of interest.

As a result of the partial termination of the swap, FSHI no longer met all the conditions for designating the amended swap as a fair value hedge of the convertible senior notes and, therefore, ceased hedge accounting as at this date. The unrealized loss relating to the remaining notional amount of the currency component of the swap of C$1.2 million ($1,005) and the unrealized loss relating to the notional amount of the interest component of the swap of C$2.1 million ($1,794) were deferred for accounting purposes and recorded in “Other assets”. These deferred losses are being amortized over the period to July 30, 2009. During 2006, $22 of the deferred loss relating to the currency component of the swap was amortized and recorded as a foreign exchange loss and $39 of the deferred loss relating to the interest component of the swap was amortized and recorded as interest expense.

The amended swap is being marked-to-market on a monthly basis and accrued under “Long-term obligations”, with the resulting changes in fair values being recognized in “Other expenses, net”. During 2006, a gain of $752 was recognized on the marked-to-market valuation.

Pursuant to a cross default provision, a default under the bank credit facility, in turn, would cause a default under the currency and interest rate swap agreement (notes 10(d) and 17).

 (d)  Bank credit facility:

The Corporation has a committed bank credit facility of $125,000, which expires in September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2006 and 2005, no amounts were borrowed under this credit facility. However, approximately $1,600 of letters of credit were issued under this credit facility as at December 31, 2006. No amounts have been drawn under these letters of credit.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

10.   Long-term obligations (continued):

The bank credit facility contains certain covenants, which require the Corporation to maintain certain financial ratios. In addition, the bank credit facility contains additional covenants, which restrict the Corporation's ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2006 and 2005. In addition, the lenders may require repayment of the bank credit facility on a change of control of FSHI (note17).

 (e)  Interest expense:

	2006	2005
Interest on long-term obligations	$(14,434)	$(11,103)
Other interest expense	(476)	(442)

	$(14,910)	$(11,545)

11.    Shareholders' equity:

 (a)   Capital stock:

Authorized:

 3,725,698      Variable Multiple Voting Shares ("VMVS"), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the LVS, in aggregate, which, at December 31, 2006, was 16.45 votes (2005 - 16.09 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Mr. Isadore Sharp, the Chief Executive Officer of FSHI, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited        LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited       First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

Issued:

	VMVS		LVS
		Stated		Stated
	Shares	value	Shares	value	Total
December 31, 2004	3,725,698	$26	32,882,948	$248,954	$248,980
Options exercised	-	-	32,380	1,450	1,450

December 31, 2005	3,725,698	26	32,915,328	250,404	250,430
Options exercised	-	-	746,310	37,146	37,146

December 31, 2006	3,725,698	$26	33,661,638	$287,550	$287,576

An amount of $5,708 relating to options exercised in 2004 was received by the Corporation in 2005.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

Pursuant to an agreement approved by the shareholders of FSHI at a special meeting held on December 19, 1989, FSHI and its principal operating subsidiary, FSHL, have agreed that FSHL will make a payment to Mr. Isadore Sharp on an arm's-length sale of control of FSHI (note 17). The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus C$6.30. If the per share consideration received by holders of LVS on the sale is equal to or more than 125% of the weighted average price of LVS traded in board lots on The Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, Mr. Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus C$20.84.

The right to receive the two payments may be transferred among members of Mr. Sharp's family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

 (b)  Stock option plan:

Under the Corporation's stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally vest in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant (note 17). All vested options must be exercised within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

Changes in stock options for the years ended December 31, 2006 and 2005 were as follows:

	Options	Weighted average	Available
	outstanding	exercise price	for grant
Balance at December 31, 2004	4,575,383	C$ 59.32	563,626
Exercised	(32,380)	55.22	-
Cancelled	(57,540)	67.53	57,540

Balance at December 31, 2005	4,485,463	59.25	621,166
Granted	41,650	62.61	(41,650)
Exercised	(746,310)	57.99	-
Cancelled	(114,724)	71.83	114,724

Balance at December 31, 2006	3,666,079	C$ 59.70	694,240

Information relating to stock options outstanding at December 31, 2006 was as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Options	remaining	exercise	Options	exercise
exercise prices	outstanding	contractual life	price	exercisable	price
C$28.10 - C$39.61	260,110	2.5 years	C$ 33.91	224,990	C$ 33.16
C$40.51 - C$50.23	1,143,094	2.9 years	47.46	998,974	47.44
C$53.28 - C$67.07	1,028,359	3.6 years	55.34	885,999	54.91
C$68.80 - C$84.00	654,200	5.4 years	73.38	329,900	75.64
C$86.97 - C$108.14	580,316	3.5 years	87.68	578,116	87.69

C$28.10 - C$108.14	3,666,079	3.6 years	C$ 59.70	3,017,979	C$ 59.36

The Corporation uses the fair value-based method for all employee stock options granted or modified on or after January 1, 2003. Stock options to acquire 41,650 LVS were granted in 2006 at a weighted average exercise price of C$62.61 ($53.65). The fair value of stock options granted in 2006 was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.09% to 4.17%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of LVS of 27%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2006, the weighted average fair value of the options at the grant dates was C$21.49 ($18.41). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period. There were no stock options granted in 2005.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the years ended December 31, 2006 and 2005, if the Corporation had applied the fair value-based method to options granted during 2002, the Corporation's net earnings (loss) and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2006	2005
Stock option expense included in compensation expense	$(2,305)	$(2,333)

Net earnings (loss), as reported	$50,287	$(28,223)
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	(2,579)	(1,626)

Pro forma net earnings (loss)	$47,708	$(29,849)

Earnings (loss) per share:
Basic, as reported	$1.36	$(0.77)
Basic, pro forma	1.29	(0.81)
Diluted, as reported	1.33	(0.77)
Diluted, pro forma	1.27	(0.81)

 (c)  Contributed surplus:

Changes in contributed surplus for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Contributed surplus, beginning of year	$10,861	$8,088
Stock option expense (b)	2,305	2,333
Adjustment relating to stock options exercised	(840)	(5)
Restricted stock program	(445)	445

Contributed surplus, end of year	$11,881	$10,861

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

 (d)   Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings (loss) per share, but are included in the calculation of diluted earnings (loss) per share by application of the "treasury stock method", which takes into account the dilution relating to LVS issuable under the Corporation's stock option plan, and by application of the "if-converted method", which takes into account the potential dilution relating to the conversion of the Corporation's convertible notes.

A reconciliation of net earnings (loss) and the weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings (loss) per share is as follows:

	2006		2005
	Net earnings	Shares	Net loss	Shares
Basic earnings (loss) per share amounts	$50,287	36,843,367	$(28,223)	36,628,206
Effect of assumed dilutive conversions:
Stock option plan	-	886,929	-	-

Diluted earnings (loss) per share amounts	$50,287	37,730,296	$(28,223)	36,628,206

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 804,436 stock options to LVS, under the Corporation's stock option plan, during the year ended December 31, 2006, as the inclusion of these conversions resulted in an anti-dilutive effect.   As the Corporation incurred a net loss for the year ended December 31, 2005, all 4,485,463 outstanding stock options were excluded from the calculation of diluted loss per share for 2005. In addition, the dilution relating to the assumed conversion of convertible senior notes to 3,489,525 LVS has been excluded from the calculation, as the inclusion of this conversion resulted in an anti-dilutive effect for the years ended December 31, 2006 and 2005.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

11.   Shareholders' equity (continued):

       (e)   Equity adjustment from foreign currency translation:

Changes in equity adjustment from foreign currency translation for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Balance, beginning of year	$87,774	$98,783
Changes in exchange rates used to translate the Corporation's net investment in foreign self-sustaining subsidiaries	19,040	(29,393)
Changes arising from US dollar reporting currency	(2,316)	18,384

Balance, end of year	$104,498	$87,774

12.    Other expenses, net:

	2006	2005
Costs related to pending arrangement transaction (note 17)	$(3,452)	$-
Asset provisions and write-downs (a)	(3,074)	(32,284)
Foreign exchange gain (loss) (note 13)	1,343	(24,632)
Unrealized swap derivative gain (note 10(c))	752	-
Gain on disposition of assets (b)	620	3,175
Loss on retirement benefit plan transition (c) (note 14(b))	-	(35,467)

	$(3,811)	$(89,208)

       (a)    Asset provisions and write-downs of $3,074 for the year ended December 31, 2006 relates primarily to a write-down on investments in hotel partnerships and corporations. In 2005, it included a provision for loss of $8,829 on long-term receivables, a write-down of $17,853 on investments in hotel partnerships and corporations, a write-down of $5,105 on investment in management contracts and other provisions of $497.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

12.   Other expenses, net (continued):

(b)
Gain on disposition of assets for the year ended December 31, 2006 includes a net gain of $620 (2005 - net gain of $9,337) on the dispositions of investments in hotel partnerships and corporations and the settlement of long-term receivables and, in 2005, also included a gain on the exit from certain management contracts. In 2005, it also included a loss of $6,162 on the assignment of leases and the sale of related assets of The Pierre (note 14(c)(i)).

  (c)    For the year ended December 31, 2005, loss on retirement benefit plan transition includes past service costs recognized on curtailment of $1,595, actuarial loss recognized on plan settlement of $1,497, realignment of pension liability between the Corporation and managed hotels and resorts of $12,331, costs relating to settlement with employees of $10,321 and other settlement costs of $9,723.

13.   Foreign exchange gain (loss):

During 2006, the Corporation recorded a net foreign exchange gain of $1,343 (2005 - net foreign exchange loss of $24,632), which is included in “Other expenses, net”. The net foreign exchange gain in 2006 and the net foreign exchange loss in 2005 related primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, pounds sterling, euros and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by the Corporation’s designated foreign self-sustaining subsidiaries.

As at December 31, 2006, the Corporation has foreign exchange forward contracts in place to sell forward $39,068 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.11 Canadian dollars to a US dollar maturing over the period to April 2008 (2005 - $21,189 at a weighted average forward exchange rate of 1.16 maturing over the period to June 2006). The Corporation entered into these contracts to protect itself in the event of a strengthening Canadian currency as it relates to general and administrative expenditures incurred by the Corporation, which are denominated primarily in Canadian dollars. These foreign exchange forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair value being recorded as a foreign exchange gain or loss. This resulted in a foreign exchange loss of $544 being recorded in 2006 (2005 - foreign exchange loss of $127).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies:

 (a)  Lease commitments:

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054.

 (i)   Future minimum lease payments for Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel London, which is discussed below), are as follows:

2007	$4,824
2008	3,815
2009	3,206
2010	3,012
2011	2,780
Subsequent to 2011	20,266

$37,903

(ii)   The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the "FS Lease") expiring on January 28, 2054. The FS Lease is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel. The Corporation is also a party to a sublease of the hotel with a third party (the "Sub-Tenant") on whose behalf the Corporation manages the hotel. Currently, ₤3.9 million of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. The same amount of rent is payable by the Corporation under the FS Lease.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. The Corporation has not been required to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease. In the event of a non-payment of rent under the sublease, the Sub-Tenant would forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2007	$7,828
2008	7,836
2009	7,836
2010	7,836
2011	7,836
Subsequent to 2011	329,782

$368,954

 (b)   Retirement benefit plan commitments:

The Corporation maintains an unfunded multiemployer, non-contributory, defined benefit retirement plan on behalf of the Corporation and the owners of certain managed properties. This plan provides retirement benefits for certain senior executives of the Corporation, as well as for hotel and resort general managers, based on years and level of service and annual salary.

During 2005, the Corporation transitioned the majority of its senior executives and hotel and resort general managers from this unfunded defined benefit retirement plan to a fully funded retirement plan based on a defined contribution format. The change in the retirement plan was made to improve the certainty and predictability related to the cost of the retirement benefits.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

The transition to this defined contribution retirement plan resulted in a cash funding by the Corporation in 2005 of $36,029 and a pre-tax accounting charge of $35,467, which is recorded in "Other expenses, net". During the year ended December 31, 2006, the Corporation incurred a pension expense of $2,160 (2005 - $2,243) related to the defined contribution retirement plan.

The Corporation continues to maintain the unfunded multiemployer, non-contributory, defined benefit retirement plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of its managed properties. As at December 31, 2006, the Corporation has an accrued defined benefit liability of $26,324 (2005 - $25,843) in respect of this plan, which is included in "Long-term obligations". This accrued defined benefit liability excludes the defined benefit obligation of the owner of the two managed properties for their current general managers.

The measurement date for the accrued benefit obligation was December 31, 2006 (2005 - December 31, 2005). The Corporation uses the corridor method to amortize actuarial gains and losses (such as changes in actuarial assumptions and experience gains and losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the accrued benefit obligation.

The transition to the defined contribution retirement plan in 2005 resulted in both a curtailment and a settlement of defined benefit obligations and the Corporation accounted for the curtailment before it accounted for the settlement. The Corporation amortizes past service costs from plan amendments on a straight-line basis over the expected average remaining service period of employees who were active on the day of the amendment.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.    Commitments and contingencies (continued):

Information relating to the defined benefit retirement plan for the years ended December 31, 2006 and 2005 based on projections of employees' compensation levels to the date of retirement were as follows:

	2006	2005
Accrued benefit obligation, beginning of year	$31,377	$58,702
Change in accrued benefit obligation:
Service cost	182	1,927
Past service cost	-	3,507
Interest cost	1,485	3,401
Benefits paid	(1,331)	(1,129)
Actuarial loss	(980)	15,712
Curtailment	-	(14,720)
Plan settlement	-	(37,834)
Foreign currency exchange rate changes	29	1,811

Accrued benefit obligation, end of year	30,762	31,377

Unamortized past service cost	(953)	(1,040)

Unamortized actuarial loss for changes in assumptions	(3,090)	(4,099)

Liability belonging to managed properties	(395)	(395)

Accrued benefit liability, end of year	$26,324	$25,843

Under the defined benefit retirement plan, the benefits expected to be paid in each of the next five years, and in the aggregate for the five fiscal years thereafter, to retired employees of the Corporation, including benefits attributable to estimated future employee service, are approximately: 2007 - $1,300; 2008 - $1,300; 2009 - $1,500; 2010 - $1,600; 2011 - $1,600; 2012 to 2016 - $14,000.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

	2006	2005
Assumptions as of December 31:
Discount rates - benefit obligation	4.75%	4.75%
Discount rates - benefit expense	4.75%	6.00%
Rates of increase in compensation levels - benefit obligation	4.00%	4.00%
Rates of increase in compensation levels - benefit expense	4.00%	3.00%

Components of defined benefit expense before allocation:
Service cost	$182	$1,927
Past service cost	-	3,507
Interest cost	1,485	3,401
Actuarial loss (gain)	(980)	15,712
Curtailment	-	(14,720)

Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	687	9,827

Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit	1,039	(15,435)

Difference between amortization of past service costs for the year and actual plan amendments	90	(3,499)

Actuarial loss recognized on curtailment	-	14,720

Actuarial loss recognized on plan settlement	-	5,930

Past service cost recognized on curtailment	-	2,467

Expense belonging to managed properties	-	(7,992)

Defined benefit expense	$1,816	$6,018

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

The Corporation incurred a defined benefit expense for the year ended December 31, 2006 of $1,816 (2005 - $6,018). In 2005, defined benefit expense included past service cost recognized on curtailment of $1,595, actuarial loss recognized on plan settlement of $1,497 and other costs of $925, all of which are included in "Loss on retirement benefit plan transition" (note 12(c)), and pension expense of $2,001.

 (c)   Guarantees, commitments and indemnifications:

 (i)   Guarantees and commitments:

As at December 31, 2006, the Corporation had provided certain guarantees in connection with properties under its management. These include guarantees in respect of four projects totalling a maximum of approximately $21,900, as well as a guarantee of $300 for relocation costs for certain employees. The Corporation has a lease guarantee in respect of Four Seasons Hotel Prague of approximately €0.9 million. To the extent it is called upon to honour any one of these guarantees, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property.

In addition, in 2006, the Corporation also had four other commitments totalling approximately $11,200 to four properties under its management. During 2005, the Corporation assigned its leases and sold the related assets of The Pierre. As part of the sale, in accordance with statutory provisions, the purchaser agreed to assume a portion of the Corporation's contribution history with a multiemployer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted the Corporation to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

If the purchaser withdraws as a result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, the Corporation has agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of the Corporation's contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC Pension.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, the Corporation remains secondarily liable for its withdrawal liability up to an amount of $10,700. The Corporation has been indemnified by the purchaser for any such liability.

The Corporation believes that the likelihood of it being required to make a payment is remote, and no amount has been recorded as at December 31, 2006 in respect of a potential NYC Pension withdrawal liability.

The Corporation does not expect to fund any of these commitments during 2007. The Corporation's assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

(ii)     Disposition indemnification arrangements:

In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to provide an indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

(iii)    Director and officer indemnification arrangements:

To the extent permitted by law, the Corporation and its subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has documented these indemnification arrangements in agreements with each of its directors and certain of its senior officers. The Corporation has purchased directors' and officers' liability insurance that may be available in respect of certain of these claims.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.   Commitments and contingencies (continued):

     (iv)   Other indemnification arrangements:

In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

The terms of the Corporation's indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnification agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation's assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

 (d)    Other commitments and contingencies:

    (i)     In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

    (ii)     A number of the Corporation's management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

14.    Commitments and contingencies (continued):

     (iii)    The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(d)) over a variety of matters.

15.    Fair values of financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair value of the Corporation's convertible notes is based on market quotes obtained from one of the Corporation's financial advisors.

Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business. There is no active and liquid market for these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation's revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

15.   Fair values of financial instruments (continued):

As at December 31, 2006, the Corporation had sold forward $39,068 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.11, under 125 foreign exchange forward contracts, maturing over the period ending April 2008 (2005 - $21,189 at a weighted average forward exchange rate of 1.16, under 24 forward contracts, maturing over the period ending June 2006). The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation's counterparties for the same or similar financial instruments.

The fair values of financial instruments are as follows:

	Estimated	Carrying
	fair value	amount
2006:
Convertible notes (a)	$(307,520)	$(267,682)
Currency and interest rate swap (note 10(c))	(6,757)	(6,757)
Foreign exchange forward contracts	(1,463)	(1,463)

2005:
Convertible notes (a)	$(243,000)	$(260,432)
Currency and interest rate swap (note 10(c))	(24,000)	(17,129)
Foreign exchange forward contracts	(127)	(127)

(a)
The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders' equity. It excludes, however, the offering expenses and underwriters' commission related to the shareholders' equity component of the notes of $1,326, which are recorded in "Shareholders' equity".

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

16.   Segmented information:

The Corporation’s strategy is to focus on Management Operations rather than Ownership Operations. Four Seasons Hotel Vancouver is its only remaining hotel whose results the Corporation currently consolidates. As a result, commencing January 1, 2006, corporate expenses are reflected as general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2006. Corporate expenses for the year ended December 31, 2005 that previously were included in its Ownership Operations segment have been reclassified to its Management Operations segment and included in general and administrative expenses in the consolidated statements of operations.

 (a)    Operating earnings (loss) before other items:

 Revenues have been allocated to specific geographic segments based on the location of each property.

	2006			2005

	Management	Ownership		Management	Ownership
	Operations	Operations	Total	Operations	Operations	Total
Revenues:
United States	$62,582	$2,589	$65,171	$54,301	$35,539	$89,840
Other Americas/Caribbean	17,367	30,785	48,152	15,157	29,936	45,093
Europe	25,675	-	25,675	20,638	-	20,638
Asia/Pacific	19,147	-	19,147	14,643	-	14,643
Middle East	16,616	-	16,616	10,150	-	10,150
	141,387	33,374	174,761	114,889	65,475	180,364
Reimbursed costs	78,664	-	78,664	67,974	-	67,974
	220,051	33,374	253,425	182,863	65,475	248,338

Expenses:
General and administrative expenses	(62,428)	-	(62,428)	(58,148)	-	(58,148)
Hotel ownership cost of sales and expenses	-	(32,212)	(32,212)	-	(66,086)	(66,086)
Reimbursed costs	(78,664)	-	(78,664)	(67,974)	-	(67,974)
	(141,092)	(32,212)	(173,304)	(126,122)	(66,086)	(192,208)

Operating earnings (loss) before other items	$78,959	$1,162	$80,121	$56,741	$(611)	$56,130

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

16.   Segmented information (continued):

 (b)    Total assets:

	2006	2005
United States	$231,022	$228,565
Other Americas/Caribbean	408,281	359,536
Europe	234,888	203,004
Asia/Pacific	99,531	78,858
Middle East	18,245	10,238

	$991,967	$880,201

17.   Subsequent event:

On February 12, 2007, the Corporation announced that it had entered into a definitive acquisition agreement (the “Acquisition Agreement”) to implement a previously announced proposal to take FSHI private at a price of $82.00 cash per LVS (the “Arrangement Transaction”). Following completion of the Arrangement Transaction, FSHI would be owned by affiliates of Cascade Investment, L.L.C. (“Cascade”) (an entity owned by William H. Gates III), Kingdom Hotels International (“Kingdom”), a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and his family, and Isadore Sharp (collectively the “Purchaser”).

The Arrangement Transaction, which would be implemented by way of a court-approved plan of arrangement under Ontario law, has been approved unanimously by the Corporation’s Board of Directors (with interested directors abstaining) following the report and favourable, unanimous recommendation of the Special Committee of independent directors. A meeting of shareholders to consider the Arrangement Transaction is anticipated to take place in April 2007. It is anticipated that the Arrangement Transaction, if approved by shareholders, will be completed in the second quarter of 2007.

Pursuant to the Acquisition Agreement, FSHI agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of execution of the Acquisition Agreement and the closing of the Arrangement Transaction.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

17.    Subsequent event (continued):

FSHI and the Purchaser may terminate the Acquisition Agreement by mutual written consent and abandon the Arrangement Transaction at any time prior to the effective time. In addition, either FSHI or the Purchaser (and, in certain circumstances, only one of these parties) may terminate the Acquisition Agreement and abandon the Arrangement Transaction any time prior to the effective time of the Arrangement Transaction if certain specified events occur. The Acquisition Agreement provides that FSHI will pay a termination fee of $75,000 less any amounts actually paid or required to be paid by FSHI to the Purchaser for reimbursement of expenses (as described below) if the Acquisition Agreement is terminated in certain circumstances. The Acquisition Agreement provides that the Purchaser will pay to FSHI a termination fee of $100,000 if the Acquisition Agreement is terminated in certain circumstances. This obligation is guaranteed by Kingdom and Cascade. The Acquisition Agreement also provides that FSHI will pay to the Purchaser reasonable documented expenses of the Purchaser and its affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement (up to a maximum of $10,000) if the Acquisition Agreement is terminated in certain circumstances.

Although there is no certainty that the Arrangement Transaction, or any other transaction, will be completed or the timing of completion of the pending Arrangement Transaction, some of the Corporation’s arrangements and agreements may be impacted by the pending Arrangement Transaction, including the following:

(a)	Convertible notes:

The convertible senior notes issued by FSHI in 2004 are convertible into LVS (although at its option, FSHI may make a cash payment in lieu of all or some of those LVS) in certain circumstances, including upon the occurrence of a “fundamental change”, as defined in the indenture pursuant to which the notes were issued. The Arrangement Transaction, if completed, would result in a fundamental change. As a result, holders may convert the notes during the period from and after the tenth day prior to the anticipated closing date of the Arrangement Transaction until and including the close of business on the later of the tenth day after the actual closing date and the thirtieth business day after notice of an offer to repurchase the notes has been mailed, as described below. Upon such conversion, holders of the notes would be entitled to receive, subject to our right to make a cash payment in lieu of some or all of the LVS that otherwise would be issued, 13.9581 LVS for each one thousand US dollar principal amount of notes and an additional number of LVS equal to (a) the sum of a make whole premium, and an amount equal to any accrued but unpaid interest to, but not including, the conversion date, divided by (b) the average of the closing sale price (or, in certain circumstances, an average of bid and ask prices) of the LVS on the New York Stock Exchange for the ten trading days before the conversion date.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

17.   Subsequent event (continued):

If the Arrangement Transaction is completed, FSHI will be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase. FSHI must make this offer by providing a notice to the trustee and the holders of notes within 30 days of the completion of the Arrangement Transaction.

Further information regarding the terms of the convertible senior notes is set out in the indenture pursuant to which the notes were issued.

(b)   Long-term incentive arrangement:

Pursuant to an agreement approved by the shareholders of FSHI in 1989, FSHI and its principal operating subsidiary, FSHL, agreed to make a cash payment to Mr. Isadore Sharp, the Chief Executive Officer of FSHI, upon an arm’s length sale of control of FSHI. Under the plan of arrangement through which the Arrangement Transaction will be implemented, Mr. Sharp will receive the amount payable to him calculated in accordance with this long-term incentive plan in full satisfaction of all obligations to him under the plan. Based on an acquisition price of $82.00 for each LVS and VMVS, and using the noon rate of exchange as quoted by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 9, 2007, Mr. Sharp would receive approximately $289,000 in satisfaction of the obligations to him under the long-term incentive plan.

(c)	Stock options:

On February 9, 2007, the vesting of a total of 616,980 unvested stock options (which excludes those outstanding options with an unsatisfied performance condition) was accelerated for the purpose of allowing these individuals to participate in respect of such options in the Arrangement Transaction. If the Arrangement Transaction is not completed, the vesting of the 616,980 stock options will not be accelerated and the stock options will continue to vest in accordance with their terms in existence prior to the acceleration. Pursuant to the plan of arrangement in respect of the Arrangement Transaction, any options that have not been exercised prior to the effective time of the Arrangement Transaction will be transferred by each holder thereof to FSHI without any further act or formality in exchange for a cash amount equal to the excess, if any, of (a) the product of the number of LVS underlying the options held by such holder and $82.00, over (b) the sum of the exercise prices for each LVS underlying the options held by such holder (converted at the applicable foreign exchange rate).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

17.    Subsequent event (continued):

(d)    Other arrangements and agreements:

  Certain other arrangements and agreements are subject to “change of control” provisions. These include, among others, the following:

(i)
Under the terms of the current $125,000 bank credit facility of FSHI, a change of control triggers a default under the bank credit facility, and if not waived, would require the repayment of all amounts outstanding under this credit facility and would also result in the termination of this credit facility. As at March 9, 2007, no amounts were borrowed under this credit facility, but approximately $1,600 of letters of credit were issued under this credit facility.

   (ii)    Pursuant to a cross default provision, a default under the bank credit facility, in turn, would cause a default under FSHI’s currency and interest rate swap agreement. In such circumstances, the counterparty to the swap agreement may demand that the swap be terminated. As at March 9, 2007, the net amount that would be required to be paid by FSHI to the counterparty on termination was approximately $5,800. As at December 31, 2006, the estimated fair value of the swap on that date of $6,757 is included in “Long-term obligations”.

(e)   Costs related to pending Arrangement Transaction:

In connection with the pending Arrangement Transaction, the Corporation incurred costs of $3,452 in 2006 and expect to incur costs of approximately $12,600 during 2007, primarily relating to legal fees, filing fees, financial advisory, printing, proxy solicitation and consulting services.